November 7, 2016
Via EDGAR and U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications

Re:	Brookdale Senior Living Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Response Dated October 11, 2016
File No. 1-32641

Dear Mr. Pacho:

On behalf of Brookdale Senior Living Inc. (the "Company"), this letter is being submitted in response to the additional comment of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated November 2, 2016.  For your convenience, included below is the original text of the comment followed by our response.

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We note your response and continue to believe that your non-GAAP presentation of CFFO, that includes CFFO of unconsolidated ventures, is inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.

Response

The Company acknowledges the Staff's comment and Question 100.04 of the Staff's updated Compliance and Disclosure Interpretations.  In the Company's earnings release dated November 1, 2016 furnished to the Commission on the Company's Current Report on Form 8-K filed on November 1, 2016, and in the Company's Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016, the Company disclosed that it has changed its definition and calculation of CFFO from prior periods to remove the Company's proportionate share of CFFO of unconsolidated ventures.  As a result, and consistent with the Company's discussions with the Staff by telephone, in such documents the Company presented its CFFO exclusive of its proportionate share of CFFO of unconsolidated ventures and presented its proportionate share of

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 7, 2016

CFFO of unconsolidated ventures separate from the Company's CFFO.  In future filings with the Commission, the Company will continue to present its CFFO exclusive of, and separately from, the Company's proportionate share of CFFO of unconsolidated ventures.  For the limited purposes of disclosures made under Item 402 of Regulation S-K relating to performance targets and results under the Company's annual incentive plan and performance-based equity awards that utilize CFFO (as previously defined) per share as a performance target, the Company will continue to disclose CFFO per share inclusive of the Company's proportionate share of CFFO of unconsolidated ventures in reliance on Instruction 5 to Item 402(b) of Regulation S-K and Question 108.01 of the Staff's Compliance and Disclosure Interpretations.

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Please do not hesitate to contact me at (615) 564-8865 if you have any questions or wish to discuss this matter further.

Sincerely,

/s/ Lucinda M. Baier
Lucinda M. Baier
Chief Financial Officer
Brookdale Senior Living Inc.

cc:	T. Andrew Smith, President and Chief Executive Officer
Dawn A. Kussow, Senior Vice President and Chief Accounting Officer
Chad C. White, Senior Vice President, Co-General Counsel and Secretary